EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended March 29, 2008
Fixed charges:
Interest expense	$34
Estimated interest portion of rents	8
Total fixed charges	$42

Income:
Income from continuing operations before income taxes	$353
Dividends in excess of pretax income of Textron Finance	100
Fixed charges	42
Adjusted income	$495

Ratio of income to fixed charges	11.79